

April 28, 2015

Via E-mail
Richard Cunningham
Chief Executive Officer
XRpro Sciences, Inc.
One Kendall Square, Suite B2002
Cambridge, MA 02139

      Re: XRpro Sciences, Inc.
             Registration Statement on Form S-1
             Filed April 21, 2015
             File No. 333-203550

Dear Mr. Cunningham:

We have limited our review of your registration statement to the issue we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Prospectus Cover Page

1. We note that there is currently no public market for your common stock, and that you are in the process of applying to have your common stock quoted on the OTCQB. Please revise the second paragraph of the cover page of your prospectus to provide the following disclosure, "The selling shareholders will sell at a price of $x.xx (or a range) per share until our shares are quoted in the OTCQB marketplace of OTC Link and thereafter at prevailing market prices or privately negotiated prices."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
       Leslie Marlow, Esq.
       Gracin & Marlow, LLP